Exhibit 99.1

WiMi Hologram Cloud Inc. Establishes a Subsidiary to Accelerate the Development of AI Algorithm and Cloud Computing Services and Announces Resignation and Appointment of Director and Chief Executive Officer

Beijing, October 16, 2020

WiMi Hologram Cloud, Inc. (“WiMi” or the “Company”) (NASDAQ: WIMI) today announced the establishment of a new subsidiary. VIYI Technology Inc.. (“VIYI Technology ” or “VIYI”) to accelerate the development of AI algorithm and cloud computing services. VIYI will be led by Mr. Yi Chengwei, who has been appointed as the CEO of VIYI and previously served as the CTO of WiMi.

Mr. Yi Chengwei, CEO of VIYI Technology, commented: “This is an exciting opportunity for our team to more aggressively unlock value for WiMi by accelerating our development and by more effectively leveraging our existing AI and cloud computing assets and IP, as we move beyond the terminal + cloud model. Our long- term goal is to become the global leader in the central processing unit (CPU) AI algorithms. Having a company laser focused on one set of objectives will give us a considerable advantage as we work to capture a greater share of the rapidly growing AI and cloud computing markets, which will in turn, create added value for our customers, WiMi and our shareholders.”

VIYI Technology will focus on low latency cloud computing and data service growth, supporting a wide range of data-centric applications from gaming, multi-media entertainment, to online and mobile advertising, and PaaS cloud services. The Company believes that it will be able to deploy its advanced AI product advertising and gaming platform and support services more broadly and more quickly as 5G networks continue to be deployed around the world. At the same time, the Company will continue to invest in core technologies in the fields of intelligent analysis and processing of large-scale heterogeneous data, as it works to further improve the value and efficiency of its customers' data.

The Company will seek to constantly innovate technology breakthroughs to foster deeper connections with industrial chain partners, so as to jointly build a scientific and technological service ecosystem in the field of cloud computing.

On October 16, 2020, the Company also announced the resignation of Mr. Fanhua Meng as a director of the Board (the “Board”) and the Chief Executive Officer of the Company, and the appointment of Mr. Shuo Shi as a director of the Board and the Chief Executive Officer of the Company.

Mr. Fanhua Meng delivered his notice to resign from his position as a member of the Board and the Chief Executive Officer of the Company due to personal reasons on October 16, 2020. The resignation of Mr. Fanhua Meng did not result from any disagreement with the Company.

The Board appointed Mr. Shuo Shi, the Company’s Chief Operating Officer, as the Chief Executive Officer and a director of the Board of the Company to fill the vacancy created by Mr. Fanhua Meng’s resignation.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

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